Kent Watts, CEO and President
                            Hyperdynamics Corporation
                           9700 Bissonnet, Suite 1700
                              Houston, Texas 77036
                voice: (713) 353-9400        fax: (713) 353-9421

February  8  2006          via  Edgar  to  SEC

to:  Melissa  Campbell  Duru--Staff  Attorney
     Mail  Stop  7010
     Division  of  Corporate  Finance
     Securities  and  Exchange  Commission
     Washington,  D.C.  20549-7010

from:Hyperdynamics  Corporation
     Kent  Watts,  CEO  and  President

ref: Hyperdynamics  Corporation  (the  "Registrant")
     Form  S-1
     File  number  333-130979


              Request for Acceleration of Effectiveness of Form S-1
              -----------------------------------------------------

My name is Kent Watts. I am CEO and President of Hyperdynamics Corporation (the "Registrant" or the "Company"). The Registrant requests that the effectiveness of above referenced Form S-1 be accelerated to be February 9, 2006 at 2 P.M. EST.

     The  Company/Registrant  acknowledges  that:

(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company/Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c) The Company/Registrant may not assert the staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank  you.
                                   Very  truly  yours,

                                   /s/  Kent  Watts
                                   Kent  Watts
                                   CEO  and  President
                                   Hyperdynamics  Corporation


cc:  Representing  Hyperdynamics  Corporation:
     Joel  Seidner,  Esq.
     1240  Blalock,  Suite  250
     Houston,  Texas  77055
     voice:  (713)  461-2627  ext.  210
     fax:  (713)  461-2633